

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Brian Murphy
Chief Executive Officer
NanoVibronix, Inc.
525 Executive Blvd.
Elmsford, NY 10523

>   **Re: NanoVibronix, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed December 10, 2020**
>   **File No. 333-251264**

Dear Mr. Murphy:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jason L. Drory at 202-551-8342 with any questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Life Sciences

cc: Rick Werner, Esq.